STRATEGIC ADVANTAGE AND STRATEGIC ADVANTAGE II
FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account LI

Supplement dated July 24, 2007, to the prospectus dated May 1, 2002.

This supplement adds certain information to and amends certain information contained in the prospectus dated May 1, 2002, as supplemented. Please read it carefully and keep it with your prospectus for future reference.
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The "Guaranteed Minimum Death Benefit" section beginning on page 33 of the prospectus is hereby deleted in its entirety and replaced with the following:

Guaranteed Minimum Death Benefit

Usually, your coverage lasts only as long as your net account value is enough to pay the monthly charges and your account value is more than your outstanding policy loan plus accrued loan interest. Your account value depends on:
- the timing and amount of any premium payments.
- the investment performance of the variable investment options.

In addition, the guarantee period ends if your net account value on any monthly processing date is not diversified as follows:
1. your net account value is invested in at least five investment options with no more than 35% invested in any one investment option; or
2. at least 65% of your net account value is allocated to one or more of the ING LifeStyle, ING MarketPro (if available), ING MarketStyle (if available) or ING VP Strategic Allocation (if available) portfolios.

Your policy will continue to meet the diversification requirements if:
1. you have automatic rebalancing and you meet the two diversification tests listed above; or
2. you have dollar cost averaging which results in transfers into at least four investment options with no more than 35% of any transfer directed to any one.

See Dollar Cost Averaging, page 42, and Automatic Rebalancing, page 43.

If you select the guaranteed minimum death benefit option, you must make sure your policy satisfies the premium test and diversification test. If your policy fails to satisfy either test, we will send you a notice and give you a thirty day opportunity to correct the condition. If you do not correct it, this feature terminates. Once it terminates, you cannot reinstate the guaranteed minimum death benefit feature. The guarantee period annual premium then no longer applies to your policy.